

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 2, 2016

Via E-mail
Marek Bakun
Executive Vice President and Chief Financial Officer
The St. Joe Company
133 South WaterSound Parkway
WaterSound, FL 32413

Re: **The St. Joe Company**
       Form 10-K for the fiscal year ended December 31, 2015
       Filed March 3, 2016
       File No. 001-10466

Dear Mr. Bakun:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Off ice of Real Estate and
Commodities